SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2006

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

IR COPEL 09/06 - 08/03/2006

COPEL'S POWER MARKET

     Total power consumption billed by Copel in the first half of 2006 totaled 9,347 GWh, a 0.6% drop when compared to the same period of the previous year.

     Residential consumption, which accounts for 25.6% of Copel's market, grew by 2.6% in the first six-month period of 2006. Such growth has resulted mostly from higher sales of electronics, following credit expansion and the increase in the number of billed customers in the period. This result was negatively affected by the average lower temperatures registered in the first half of 2006, which reduced electric power consumption.

     Commercial consumption, which accounts for 18.3% of Copel's market, recorded the best performance among major consumption categories, with a 4.1% growth. Such expansion resulted from the favorable conditions of the tertiary sector, associated with the increase in the number of customers (1.8% over June 2005).

     The 2.4% growth in rural consumption was mainly due to an extended drought, which demanded more irrigation.

     Consumption by the captive industrial segment dropped by 10.3%, due, mostly, to the transfer of free customers from Copel Distribuição to Copel Geração in April 2005. However, Copel's total industrial consumption, when comprising free customers, recorded a 6.0% drop due to the decrease in the agrobusiness activity, aggravated by the drought and resulting in the poor harvest and by theUS Dollar devaluation against Real, which affected exports and the domestic economy.

CONSUMPTION (MWh) AND NUMBER OF CUSTOMERS PER CLASS

					JAN - JUN 2006

	Number of customers June			BILLED ENERGY (MWh)

				Up the month

	2006	2005	%	2006	2005	%

CAPTIVE
RESIDENTIAL	2,597,694	2,532,626	2.6	2,392,297	2,332,549	2.6
INDUSTRIAL *	55,156	51,110	7.9	2,977,446	3,318,191	-10.3
COMMERCIAL	274,767	269,911	1.8	1,711,413	1,643,737	4.1
RURAL	327,049	327,973	-0.3	741,689	724,081	2.4
OTHER	42,479	41,172	3.2	917,231	886,521	3.5

FREE CUSTOMERS **	18	21	-14.3	606,535	493,902	22.8

TOTAL	3,297,163	3,222,813	2.3	9,346,611	9,398,981	-0.6

* COPEL Distribuição's free customers were transfered to COPEL Geração in April 2005
** Free customers supplied by Copel Geração

COPEL DISTRIBUIÇÃO'S GRID MARKET

     Copel Distribuição's grid market (TUSD), comprising the captive market and all free customers within the Company's concession areas, increased by 3.0% in the first half of 2006.

GRID MARKET (MWh) AND NUMBER OF CUSTOMERS OF COPEL DISTRIBUIÇÃO

					JAN - JUN 2006

	Number of customers June			BILLED ENERGY (MWh)

				Up the month

	2006	2005	%	2006	2005	%

CAPTIVE MARKET	3,297,145	3,222,792	2.3	8,740,076	8,905,079	-1.9
USE OF THE SYSTEM *	32	25	28.0	1,486,349	1,026,978	44.7

TOTAL GRID MARKET AT THE CONCESSION AREA (TUSD)	3,297,177	3,222,817	2.3	10,226,425	9,932,057	3.0

* All free customers in the State of Paraná connected to Copel's distribution network

Sincerely,
Paulo Roberto Trompczynski
CFO and Investor Relations Officer

For additional information, please contact Copel's Investor Relations team:
ri@copel.com or (55-41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 03, 2006

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.